Exhibit 99.2

First Quarter End

2011

Management’s Discussion and Analysis

March 31, 2011

Table of Contents

FIRST QUARTER 2011 FINANCIAL AND OPERATIONAL HIGHLIGHTS		4
BACKGROUND		5
CORPORATE RESPONSIBILITY		5
CORPORATE DEVELOPMENTS		6
A.	RICHFIELD ACQUISITION	6
B.	EL MORRO TRANSACTION	6
C.	AMAPARI MINE SALE AGREEMENT	6
D.	REVOLVING CREDIT FACILITY	7
E.	UPDATE ON CERRO SAN PEDRO MINE	7
ECONOMIC TRENDS		7
SELECTED QUARTERLY FINANCIAL INFORMATION		9
OVERVIEW OF 2011 FIRST QUARTER FINANCIAL RESULTS		9
OPERATIONS REVIEW		11
A.	MESQUITE MINE, CALIFORNIA, USA	11
B.	CERRO SAN PEDRO MINE, MEXICO	12
C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA	14
PROJECT DEVELOPMENT REVIEW		16
A.	MESQUITE MINE, CALIFORNIA, USA	16
B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO	16
C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA	17
D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA	17
E.	EL MORRO PROJECT, ATACAMA REGION, CHILE	18
REVIEW OF FINANCIAL RESULTS		19
FIRST QUARTER 2011 COMPARED TO FIRST QUARTER 2010		19
QUARTERLY INFORMATION		22
BALANCE SHEET REVIEW		22
A.	ASSETS	22
B.	ASSET BACKED NOTES	22
C.	GOLD HEDGE CONTRACTS	23
D.	LONG-TERM DEBT	23
E.	DEFERRED INCOME AND MINING TAXES	25
F.	ASSET RETIREMENT OBLIGATION	26

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NON IFRS MEASURE- ADJUSTED NET EARNINGS (ADJUSTED NET EARNINGS PER SHARE)		26
NON-IFRS MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION		27
LIQUIDITY AND CAPITAL RESOURCES OUTLOOK		29
OUTLOOK		29
COMMITMENTS		31
CONTINGENCIES		31
A.	EL MORRO TRANSACTION	31
B.	CERRO SAN PEDRO MINE	31
C.	MESQUITE MINE	32
OFF-BALANCE SHEET ARRANGEMENTS		32
RELATED PARTY TRANSACTIONS		32
RISK FACTORS		33
FINANCIAL RISK MANAGEMENT		33
A.	CREDIT RISK	33
B.	LIQUIDITY RISK	35
C.	CURRENCY RISK	35
D.	INTEREST RATE RISK	37
E.	COMMODITY PRICE RISK	37
F.	ENVIRONMENTAL RISK	39
CONTRACTUAL OBLIGATIONS		39
OUTSTANDING SHARES		40
CRITICAL ACCOUNTING POLICIES AND ESTIMATES		40
A.	INVENTORIES	40
B.	MINING INTERESTS	41
C.	RECLAMATION AND CLOSURE COST OBLIGATIONS	42
D.	INCOME TAXES	42
E.	REVENUE RECOGNITION	43
F.	LONG TERM INCENTIVE PLANS	43
POLICIES USED IN ANNUAL FINANCIAL STATEMENTS		43
FUTURE CHANGES IN ACCOUNTING POLICIES		43
INTERNATIONAL FINANCIAL REPORTING STANDARDS		44
A.	MINING INTERESTS	44
B.	FINANCIAL INSTRUMENTS	45

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C.	FOREIGN CURRENCY TRANSLATION	45
D.	DECOMMISSIONING LIABILITIES (RECLAMATION AND CLOSURE COST OBLIGATIONS)	46
E.	PROPERTY, PLANT AND EQUIPMENT	46
F.	REVERSAL OF IMPAIRMENT LOSS	46
G.	DEFERRED TAXES	47
CONTROLS AND PROCEDURES		48
ENDNOTES		50
CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES		50
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		51

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NEW GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2011
(IN UNITED STATES DOLLARS, EXCEPT WHERE NOTED)

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. (“New Gold” or the “Company”) and its subsidiaries and including its predecessor entities. This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the quarter ended March 31, 2011 and 2010, and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This MD&A has been prepared as of May 4, 2011. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FIRST QUARTER 2011 FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	First quarter gold production increased by 39% to 107,622 ounces from 77,215 ounces in the same period in 2010.

▪	First quarter gold sales of 104,211 ounces, up 30% from 80,020 ounces in the same period in 2010.

▪	Cash flow from operations increased by 120% to $50.5 million from $23.0 million in the same period in 2010.

▪
First quarter total cash cost(1) per ounce sold, net of by-product sales, decreased by $115 per ounce to  $352 per ounce from $467 per ounce in the same period in 2010, representing the lowest cost quarter in the Company’s history.

▪	Adjusted net earnings from continuing operations during the first quarter of $47.9 million or $0.12 per basic share compared to $17.9 million or $0.5 per basic share in the same period in 2010.

▪	Net earnings from continuing operations during the first quarter of $24.7 million or $0.06 per basic share compared to $13.0 million or $0.03 per basic share in the same period in 2010.

▪	Quarterly Earnings from mine operations of $80.5 million, up from $36.8 million in the same period in 2010.

▪	Subsequent to the quarter end, on April 4, 2011, New Gold announced the friendly acquisition of Richfield Ventures Corp. (“Richfield”), and its flagship Blackwater Project in British Columbia.

▪	In the first quarter, underground development at New Afton advanced a total of 1,580 metres compared to an advance of 742 metres in the first quarter of 2010.

▪	Cash and cash equivalents totaled $520.2 million at March 31, 2011, up 6% from $490.8 million at December 31, 2010.

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BACKGROUND

New Gold Inc. is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada and Chile. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite Mine”) in the United States, the Cerro San Pedro gold-silver mine (“Cerro San Pedro Mine”) in Mexico, and the Peak gold-copper mines (“Peak Mines”) in Australia. Significant development projects include the New Afton copper-gold project (“New Afton”) in Canada and a 30% interest in the El Morro copper-gold project (“El Morro”) in Chile. New Gold has an objective of continuing to grow, both organically and through acquisitions, to become the leading intermediate gold producer. New Gold plans on achieving this vision through:

▪	Delivering on operational targets (safety, cost, production, environmental and social responsibility);

▪	Maintaining a strong financial position;

▪	Internal growth through project development and the continuous improvement of existing operations; and

▪	External growth through additional value enhancing merger and acquisition opportunities.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential.

CORPORATE RESPONSIBILITY

The Company’s commitment to disciplined growth is founded on the concept of growing responsibly. This underlies management’s belief that economic achievement, environmental stewardship and social contribution are key components in the success of the Company.  The Company has adopted a Health, Safety, Environment and Sustainability Policy that establishes the principles we apply to meet this commitment.

The Company actively engages in meaningful dialogue with local community residents and stakeholders to identify economic, educational, social and infrastructure priorities, and contributes to the realization of these objectives in the communities surrounding its operations.

New Gold’s corporate responsibility objectives are to prevent pollution, minimize the impact the operations may cause to the environment and practice the progressive rehabilitation of areas impacted by its activities. The Company has a history of operating in a socially responsible and sustainable manner, and of meeting international standards in the three countries where it currently operates mines. The Company is a member of the globally recognized Canadian Business for Social Responsibility and is a business participant of the United Nations Global Compact.

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CORPORATE DEVELOPMENTS

A.	RICHFIELD ACQUISITION

On April 4, 2011, New Gold and Richfield Ventures Corporation (“Richfield”) jointly announced a definitive agreement whereby New Gold would acquire, through a plan of arrangement (the “Arrangement”) all of the outstanding common shares of Richfield.  Under the terms of the Arrangement, each Richfield shareholder will receive 0.9217 of a New Gold share for each Richfield share held.  The transaction, net of cash and proceeds from all in-the-money dilutive instruments, is approximately $513.0 million.  Richfield’s flagship asset is the Blackwater Project, located in central British Columbia.

B.	EL MORRO TRANSACTION

On October 12, 2009, Barrick Gold Corporation (“Barrick”) announced that it had entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc, to acquire Xstrata’s 70% interest in the El Morro copper-gold project in Chile. New Gold, through its 100% owned subsidiary Datawave Sciences Inc. (“Datawave”), held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced.

On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million. The Company completed this transaction on February 16, 2010. A subsidiary of Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders Agreement. Under the revised Shareholders Agreement, Goldcorp (through its subsidiary) has agreed to fund 100% of Datawave’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion.

In January 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes the claim is without merit and intends to defend this action using all available legal avenues.

C.	AMAPARI MINE SALE AGREEMENT

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari Mine and other related assets, to Beadell Resources Ltd (“Beadell”). The transaction closed on April 13, 2010 and New Gold received gross proceeds of $37.0 million in cash and 115 million Beadell shares valued on the closing date of the transaction at $18.6 million.  On December 1, 2010, New Gold announced the sale of its 115 million Beadell

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shares, with Beadell’s consent to release the shares from a 12 month escrow, at A$0.53 per share for total net proceeds for $58.4 million.  Total proceeds inclusive of the sale of Beadell shares were $95.4 million.

D.	REVOLVING CREDIT FACILITY

On December 16, 2010, New Gold entered into an agreement with a syndicate of banks to establish a $150.0 million revolving credit facility (“Facility”) further enhancing the Company's financial flexibility. As a term of the facility, the company has granted the lenders a first ranking lien on the present and future property of Mesquite Mine, Cerro San Pedro Mine and Peak Mines, subject to permitted encumbrances. The Facility has an initial term of three years, with annual extensions permitted, and provides New Gold with additional liquidity supplementing the Company's already strong cash position.

E.	UPDATE ON CERRO SAN PEDRO MINE

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine has a history on on-going legal challenges. The Mine is in full operation and legal challenges relate primarily to a land use dispute; New Gold is in compliance with all environmental permits at Cerro San Pedro Mine.

On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine.  PROFEPA’s order followed  a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006.  The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process. The latest injunction was received on October 4, 2010.

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS.  That ruling effectively reestablishes the validity of the mine’s 2006 EIS.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation at the Cerro San Pedro Mine.

ECONOMIC TRENDS

2010 was characterized by extreme volatility in the majority of asset classes, as financial markets attempted to digest a variety of often conflicting economic signals. Precious metals including gold and silver rose rapidly through the year as investors sought safe havens in the face of a tentative economic recovery, widespread volatility and concerns around future inflation. Commodity prices performed strongly, with copper climbing

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 on renewed demand from China and other emerging markets in particular coupled with the limited ability of miners to quickly bring on further supply.

The first quarter of 2011 has offered little relief from either the volatility in financial markets or the uncertainty surrounding what now appears to be a far more unpredictable route to global economic recovery than had initially been hoped. Major questions surround the deficits and public debt levels of numerous countries, with developed areas such as the United States and the Eurozone proving to be an increasing source of concern.

In this environment, precious metals have continued to outperform, with gold closing the first quarter of 2011 at  $1,439 per ounce. Gold has continued to rise to a new high of over $1,500 per ounce early into the second quarter. It seems clear that global economic decision makers will continue to be faced with an extremely challenging set of circumstances, including an uncertain inflation outlook, stuttering growth in developed markets, and severe fiscal and political challenges for policy makers wrestling with sovereign debt crises. This unpredictable environment is likely to continue to generate volatility, and offers the potential for continued strength in precious metal prices.

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows, in addition to operating costs. As such, the current and future performance of the Company will be closely correlated with the prevailing price of gold. However, copper will become more important as New Afton achieves commercial production in 2012 based on current development plans. During the first quarter of 2011, New Gold had an average realized gold price(2) of $1,317 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at the Mesquite Mine at $801 per ounce) which was 5% below an average market gold price of $1,384 per ounce.

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SELECTED QUARTERLY FINANCIAL INFORMATION
(U.S. dollars in thousands, except ounces, per ounce and per pound amounts)

Three months ended March 31,
2011		2010
Operating Data (1)

Tonnes of ore mined (000's)	6,158	3,664
Tonnes of waste mined (000's)	15,188	11,001
Ratio of waste to ore	2.47	3.00
Gold (ounces):
Produced	107,622	77,215
Sold	104,211	80,020
Silver (ounces):
Produced	635,320	206,700
Sold	585,796	193,506
Copper (000's of pounds):
Produced	3,492	3,959
Sold	3,905	4,055
Realized prices(2):
Gold ($/ounce)	1,317	1,079
Silver ($/ounce)	32.69	17.08
Copper ($/lb)	4.19	3.39
Total cash cost per gold ounce sold(3)(4)	352	467

Financial Data

Revenues	171,213	101,620
Earnings from mine operations	80,470	36,771
Net earnings (loss) from continuing operations	24,719	13,042
Earnings (loss) per share – basic and diluted:
From continuing operations	0.06	0.03
From discontinued operations	0.00	0.00
Total	0.06	0.03
Operating cash flows from continuing operations	50,543	22,980

(1)	The 2010 tables include results for the Amapari Mine which is presented as a discontinued operation for financial reporting purposes. The 2010 table presented is for comparative purposes only.
(2)	Realized price is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 2 at the end of this MD&A.
(3)
The calculation of total cash cost per ounce of gold is net of by-product silver and copper revenues.  If silver and copper revenues were treated as a co-product, average total cash cost  for the three months ended March 31, 2011 would be $542 per ounce of gold (2010 - $555 ), $14.08  per ounce of silver (2010 - $10.36 ); and  $1.76 per pound of copper (2010 -  $1.80 ).

(4)
Total cash cost is a non-IFRS financial performance measure with no standard meaning under IFRS.  See Endnote 1 at the end of this MD&A.  The 2010 comparative has been adjusted to be consistent with the 2011 calculation methodology which capitalizes significant property, plant and equipment components as defined by IFRS. The calculation of total cash cost per ounce of gold sold for the Peak Mines is net of by-product copper sales revenue.  The calculation of total cash cost per ounce of gold for the Cerro San Pedro Mine is net of by-product silver sales revenue.

OVERVIEW OF 2011 FIRST QUARTER FINANCIAL RESULTS

In the first quarter of 2011, adjusted net earnings from continuing operations was $47.9 million, which increased from $17.9 million in the prior year period.  The increase in adjusted net earnings from operations is attributed to higher realized commodity prices, increased production and related sales and lower cash cost per ounce.  Net earnings has been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed commercial paper and the embedded

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derivative in the senior secured notes.  Additionally, foreign exchange gain or loss and other non-recurring items are adjusted.  Of particular note, the fair value change of non-hedged derivatives (share purchase warrants and convertible debt) in the first quarter of 2011 was a loss of $24.4 million, relative to a loss of $10.1 million in the same prior year period.  Adjusting for all of these items provides an improved measure to internally evaluate the underlying operating performance of the company as a whole for the reporting periods presented.  The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations.  As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal.  This also serves to normalize the adjusted effective tax rate which is approximately 31%, relative to reported effective tax rate of the 45%.

In the first quarter of 2011, net earnings from continuing operations was $24.7 million, which increased  from $13.0 million in the prior year period. The increase in net earnings from operations is attributed to higher realized commodity prices, increased production and related sales and lower cash cost per ounce.  Offsetting these benefits is the fair value change of share purchase warrants and convertible debt generating a loss of $24.4 million relative to $10.1 million in the same prior year period.  This adjustment is a requirement under International Financial Reporting Standards to account for share purchase warrants and convertible debt as a liability, which are then fair valued quarterly.  As the traded value of the New Gold share purchase warrants increases or decreases, a respective loss or gain is reflected on the financial statements.  This is also the case for the convertible debt which is fair valued using the black-scholes methodology.  Additionally, an unrealized loss on revaluing the prepayment option related to the senior secured notes of $2.5 million relative to a gain of $1.9 million in the same prior year period.

The Company sold 104,211 ounces of gold during the first quarter of 2010, compared to 80,020 ounces in the same prior year period. In addition to increased ounces sold, the increase in average realized price(2) of gold has increased from $1,079 to $1,317 per ounce which contributed to a 68% increase in revenues to $171.2 million. Coupled with the revenue increase, the reduction in cash cost(1) per ounce of gold sold to $352 per ounce from $467 in the same prior year period caused earnings from mine operations to increase from $36.8 million in the first quarter of 2010 to $80.5 million in the first quarter of 2011.

Cash flow from continuing operations for the first quarter of 2011 was $50.5 million compared to $23.0 million for the same period in 2010. The significant increase in quarterly cash flow is a direct result of the Company's strong operating performance during the quarter and higher realized commodity prices. A negative impact to cash flow from continuing operations was the increase in trade and other receivables.  A shipment of copper concentrate from our Peak Mines was in transit over quarter-end and a $15.0 million receivable was outstanding.  That cash has subsequently been received and will positively impact the second quarter cash flow from operations.

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OPERATIONS REVIEW
(tabular data in thousands of U.S. dollars unless otherwise stated)

A.	MESQUITE MINE, CALIFORNIA, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. The Mesquite Mining District lies beneath alluvial pediment deposits at the base of the Chocolate Mountains. The mine was operated between 1985 – 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired the Mesquite Mine as part of the acquisition of Western Goldfields Inc. on May 27, 2009. The mine resumed production in 2008. In its history, the Mesquite Mine has been subject to significant exploration with over 6,000 reverse circulation drill holes having been completed during its life. Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista.

The Mesquite operations are included in New Gold’s operating results for the full year of 2010.

	Three Months Ended March 31,
	2011	2010
Operating Data

Tonnes of ore mined (000's)	2,276	2,373
Tonnes of waste removed (000's)	10,591	9,119
Ratio of waste to ore	4.65	3.84
Tonnes of ore to leach pad (000's)	2,276	2,373
Average gold grade (grams/tonne)	0.77	0.53
Gold (ounces):
Produced (1)	48,855	44,034
Sold	50,418	49,502
Realized prices: (2)
Gold ($/ ounce) (3)	1,239	1,047
Total cash cost per gold ounce sold (4)	543	543

Financial Data
Revenues	62,448	51,835
Earnings from mine operations	28,733	17,383

(1)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)	Realized price is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 2 at the end of this MD&A.
(3)	Includes realized gains and losses from gold hedge settlements.
(4)	Total cash cost is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 1 at the end of this MD&A.
The 2010 comparative has been adjusted to be consistent with the 2011 calculation methodology which capitalizes significant property, plant and equipment components as defined by IFRS.

FIRST QUARTER OF 2011 COMPARED TO FIRST QUARTER OF 2010

Gold production for the quarter ended March 31, 2011 was 48,855 ounces compared to 44,034 ounces produced in the same period in 2010. Mesquite had higher total tonnes mined period over period while total ore tonnes were consistent with ore tonnes placed in the first quarter of 2010, reflecting a higher strip ratio based on mine sequencing. Gold production was higher in the first quarter of 2011 compared to first quarter

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of 2010 due to a higher head grade. Period over period, the average head grade increased to 0.77 g/t from 0.53 g/t.

Revenue for the quarter ended March 31, 2011 was $62.4 million compared to $51.8 million in the same period last year. The change was due largely to an increase in gold prices and an increase in ounces sold. Gold ounces sold were 50,418 ounces in 2011 compared to 49,502 ounces in 2010, an increase of 2% due to higher production. The average realized gold price(2) during the first quarter of 2011 and 2010 was $1,239 per ounce, including hedged gold ounce settlements at $801 per ounce, compared to $1,047 per ounce in the same prior year period.  This is lower than the average London Metals Exchange PM gold fix price of $1,384  and per ounce as a result of the impact of the hedged ounces.

Total cash cost(1) per ounce of gold sold for the quarter ended March 31, 2011 was $543 per ounce compared to $543 per ounce in the same prior year period. The consistency in total cash cost(1) is primarily attributable to higher gold production and gold sales in the first quarter of 2011 when compared to the same period in 2010, partially offset by higher input costs of diesel and explosives during the first quarter when compared to the same period in 2010.

Mesquite generated $28.7 million in earnings from mine operations in the first quarter of 2011 compared to $17.4 million in the same period of the prior year due higher average gold realized price(2), higher gold ounces sold and lower cash cost(1) per ounce sold.

Cash flow relating to capital expenditures totaled $2.6 million and $3.3 million for the three month periods ended March 31, 2011 and 2010, respectively.

B.	CERRO SAN PEDRO MINE, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The project property consists of 36 mining and exploration concessions (this number reflects previously held larger number of concessions which have been consolidated for administrative purposes) totaling 78 square kilometres in the historic Cerro San Pedro mining district. The current focus of exploration is on the southern half of a two-plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the current open pit mine operation.

The Cerro San Pedro Mine achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards. Despite MSX’s enviable record with Mexican and international environmental standards, there has been a history of legal challenges to the Cerro San Pedro Mine. Current legal challenges relate primarily to a land use dispute.

On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine. PROFEPA’s order followed a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 21, 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement

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(“EIS”) which was issued in 2006.  The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process.

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 21, 2009 nullification of the EIS.  That ruling effectively reestablishes the validity of the mine’s 2006 EIS. The Collegiate Appeals Court in Mexico City requested to the FCFAJ and SEMARNAT to comply with the resolution. The resolution by FCFAJ is pending.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation at the Cerro San Pedro Mine.

	Three Months Ended March 31,
	2011	2010
Operating Data
Tonnes of ore mined (000's)	3,705	1,102
Tonnes of waste mined (000's)	4,597	1,882
Ratio of waste to ore	1.24	1.71
Tonnes of ore processed (000's)	3,705	1,102
Average gold grade (grams/tonne)	0.56	0.50
Average silver grade (grams/tonne)	27.61	26.15
Gold (ounces):
Produced(1)	35,601	12,938
Sold	31,717	13,124
Silver (ounces):
Produced(1)	635,320	206,700
Sold	585,796	193,506
Realized prices(3):
Gold ($/ounce)	1,391	1,118
Silver ($/ounce)	32.62	17.08
Total cash cost per gold ounce sold(2)(4)	7	622

Financial Data
Revenues	63,236	17,977
Earnings from mine operations	34,365	3,256

(1)
Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold and silver.

(2)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro Mine for the three months ended March 31, 2011, would be $425 per ounce of gold (2010 - $713 ) and $9.97 per ounce of silver (2010 - $10.90 ).

(3)	Realized price is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 2 at the end of this MD&A.
(4)	Total cash cost is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 1 at the end of this MD&A.

FIRST QUARTER OF 2011 COMPARED TO FIRST QUARTER OF 2010

Gold production for the first quarter of 2011 increased by 175% to 35,601 ounces, compared to 12,938  ounces produced in the same prior year period. The increased gold production was a result of mining of higher grade ore per the mine plan sequencing and leach pad recoveries returning to more steady-state

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levels during the first quarter of 2011. Additionally, full operations were only resumed on March 17, 2010 following a delay in receiving the mines’ explosives permit, whereas 2011 represents full operations for the entire quarter. Silver production increased to 635,320 ounces compared to 206,700 ounces in the same prior year period. The increased production resulted from favourable ore grades, improved silver recoveries from the leach pad and full operation for the first quarter of 2011.

Revenue for the first quarter of 2011 was $63.2 million, which was a 252% or $45.3 million increase over the same prior year period. The main driver for this was an  increase in gold sales of 18,593 ounces and an increase in the average realized price. The average realized gold price per ounce during the first quarter 2011 and 2010 was $1,391 and $1,118 respectively, which corresponds well to the average London Metals Exchange PM gold fix price of $1,384 and $1,109 per ounce, respectively. The average realized silver price per ounce during the first quarter 2011 and 2010 was $32.62 and $17.08 respectively, which also correlates to the average London Metals Exchange silver fix price of $31.66 and $16.92 per ounce, respectively.

Total cash cost(1) per ounce of gold sold in the first quarter of 2010 was $7 per ounce compared to $622 per ounce in the same prior year period, representing a decrease of 99%. The decrease in total cash cost(1) is primarily a result of higher by-product revenues resulting from higher silver volumes and higher realized silver price during the first quarter of 2011 when compared to the same prior year period. These benefits were partially offset by higher total tonnes moved, higher diesel prices and the appreciation of the Mexican Peso during the first quarter of 2011 when compared to the same period in 2010.

The increased gold sales, coupled with a significant reduction in total cash cost(1) per ounce of gold sold, net of by-product sales, resulted in Cerro San Pedro generating $34.4 million in earnings from mine operations in the first quarter of 2011 compared to $3.3 million in the same period of the prior year.

Cash flow relating to capital expenditures totaled $1.2 million and $3.8 million for the three month period ended March 31, 2011 and 2010, respectively. Capital expenditures in 2011 were primarily associated with a leach pad expansion.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

The Cerro San Pedro Mine was impacted by changes in the value of the Mexican peso against the U.S. dollar in the first quarter of 2011 relative to the first quarter of 2010. The value of the Mexican peso increased from an average of 12.76 to the U.S. dollar in the first quarter of 2010 to 12.06 to the U.S. dollar in the first quarter of 2011. This had a negative impact of approximately $33 per ounce of gold sold.

C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA

The Company’s 100% owned Peak Mines gold-copper mining operation is located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines consists of mining and exploration licenses totaling 845 square kilometres of prospective ground covering the mining operation and mineralized extensions.

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	Three Months Ended March 31,
	2011	2010
Operating Data
Tonnes of ore processed (000’s)	188	173
Average gold grade (grams/tonne)	4.27	3.94
Average copper grade (%)	0.98	1.14
Gold (ounces):
Produced	23,166	20,243
Sold	22,076	17,393
Copper (thousands of pounds):
Produced	3,492	3,959
Sold	3,905	4,055
Realized prices (1):
Gold ($/ ounce)	1,389	1,138
Copper ($/ pound)	4.19	3.39
Total cash cost per gold ounce sold (2)	413	136

Financial Data
Revenues	45,529	31,808
Earnings from mine operations	17,436	16,132

(1)	Realized price is a non-IFRS financial performance measure with no standard meaning under U.S. IFRS. See Endnote 2 at the end of this MD&A.
(2)
Total cash cost is a non-IFRS financial performance measure with no standard meaning under IFRS.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold is net of by-product copper revenue.  If the copper revenue was treated as a co-product, average total cash cost at Peak Mines for the three month period ended March 31, 2011 would be $695 per ounce of gold and $2.27 per pound of copper, as compared to $473 per ounce of gold and $1.63 per pound of copper for the period ended March 31, 2010.

FIRST QUARTER OF 2011 COMPARED TO FIRST QUARTER OF 2010

Peak Mines produced 23,166 ounces of gold and 3.5 million pounds of copper during the first quarter of 2011 compared to 20,243 ounces of gold and 4.0 million pounds of copper in the same prior year period. Gold production increased due to higher mill throughput and to mine sequencing leading to higher head grades. Mill throughput was 188,442 tonnes in the first quarter 2011 compared to 172,877 tonnes in 2010. Mill feed grade was 8% higher in gold grade and 14% lower in copper grade. During the first quarter of 2011, higher gold grades were produced from the Perseverance and New Occidental ore bodies.

Revenue for the first quarter of 2011 was 43% higher than in the same quarter 2010 mainly due to higher realized gold prices(2) of $1,389 per ounce compared to $1,138 per ounce and the higher realized copper prices of $4.19 per pound compared to $3.39 per pound in the same prior year period. This compares to the average London Metals Exchange PM gold fix price of $1,384 and $1,109 per ounce for the first quarter of 2011 and 2010, respectively. The average London Metals Exchange copper fix price was $4.38 for the first quarter of 2011 and $3.02 for the first quarter of 2010. Quarter-end copper concentrate stocks, containing 12,131 ounces of gold and 3.0 million pounds of copper, are relatively high compared to the end of the same quarter last year, containing 6,546 ounces of gold and 2.4 million pounds of copper.  It is anticipated these stocks will reduce in the second quarter as additional trains are arranged.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the first quarter was $413 compared to $136 in the first quarter of 2010. Total cash cost(1)  increased due to the appreciation of the Australian dollar , higher mining costs in current working areas and the benefit of the copper by-product being applied against

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higher gold sales in the first quarter of 2011 compared to the same period in the prior year. Additionally, in the first quarter of 2010, a change in inventory valuation method to value copper in the concentrate also decreased operating costs.

The higher average realized price, offset by increased total cash cost(1) per ounce of gold sold, net of by-product sales and reduced sales volume resulted in Peak Mines generating $17.4 million in earnings from operations during the first quarter of 2011 compared to $16.1 million in the same period of the prior year.

Capital expenditures totaled $8.6 million and $3.2 million for the three month period ended March 31, 2011 and 2010, respectively. Significant capital expenditure during the first quarter of 2011 included building of conventional copper flotation cells, Perseverance Zone D fresh air vent project and routine underground development.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of Australian dollar in the first quarter of 2011 averaged 1.01 compared to 1.11 in the first quarter of 2010 resulting in a negative impact on cash costs(1) of approximately $113 per gold ounce sold.

PROJECT DEVELOPMENT REVIEW

A.	MESQUITE MINE, CALIFORNIA, USA

During the first quarter of 2011, the Company concluded its investigation of the economic viability of the sulphide mineral resource at the Mesquite gold mine. Results of a program involving approximately 12,000 metres of exploration drilling completed in Q4 2010 indicated that the potential to expand the sulphide resource is insufficient to warrant further exploration. Metallurgical testing of the sulphide mineralization to provide further confirmation of estimated gold recoveries for the sulphide resource is continuing in 2011.  In 2010, an additional 1.1 million ounces of oxide mineral resource was added to Mesquite’s mineral resource base.

B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

During the first quarter of 2011, the Cerro San Pedro Sulphide exploration project progressed with the continuation of core drilling to explore a zone of high grade manto-style sulphide mineralization as it extends from an area of historic underground mining south of the current open pit. At the end of Q4 2010 the company reported an updated inferred mineral resource estimate of 6.1 million tonnes averaging 1.89 g/t gold, 105 g/t silver, 4.7% zinc and 1.4% lead contained within the manto zone.  Additionally, the deep penetrating geophysical survey completed during 2010 has provided further evidence that the San Pedro manto system remains open for another several hundred metres south of the currently defined inferred mineral resource.

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C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA

During the first quarter of 2011, the Company’s ongoing mineral resource development program at Peak Mines’ operations resulted in the completion of 11,337 metres of exploration and delineation diamond drilling to replace mine depletion. This total includes 9,836 metres of underground drilling to delineate and explore for additional reserves in the Perseverance deposit, 267 metres of underground drilling to delineate reserves in the New Cobar deposit, and 1,234 metres of surface drilling to explore the Norma Vale project south of the Company’s mining operations. The Company’s regional exploration initiative at Peak Mines likewise continues with geophysical surveys and geochemical sampling of targets identified within the Cobar mineral field. The Company has many surface and underground targets and the mine geology and exploration goal is to replace reserves consumed by mining activities in 2011, and generate additional resources in the areas surrounding the mine.

D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA

The Company’s New Afton copper-gold development project is located in Kamloops, British Columbia, Canada.  The New Afton project’s property package consists of the nine square kilometre Afton mining lease which centres on the New Afton copper-gold mine currently under development as well as 111 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district.

Project spending for the first quarter of 2011 was $44.6 million compared to $11.6 million for the first quarter of 2010.

In the quarter, underground development advanced a total of 1,580 metres compared to an advance of 742 metres during the first quarter of 2010. Shotcrete support work during the period included the spraying of 3,427 cubic metres in the development headings compared to 1,516 cubic metres in the first quarter of 2010.

Excavation and ground support of the Conveyor Transfer Chambers CTC 3 and CTC 4, the third and the fourth large bulk mining excavation at New Afton were completed during the first quarter.  The Development Crusher excavation and ground support continued during the quarter. The mining of Conveyor Leg 4 continued to be driven from the top and bottom and break through occurred on January 9, 2011.  Excavation continues on the extraction, undercut and apex drifts in the ore-body at the mining level horizon.  The first three draw-points were mined during the quarter as well.  Ore continues to be stockpiled on surface close to the mill for future concentration.  Contract raise boring started on VR7, the fourth main ventilation raise from the surface and on VR3A the second main raise of four internal to the underground mine. The contractor’s raise bore drill string was freed from VR5 during the period and the raise relocated to a site with more favourable geology for raise drilling.  Approximately one half of the new mining equipment slated for use in developing the extraction area was received during the quarter including two drill jumbos, one rock  bolter, a scooptram and a transmixer.

Construction activities continued on the surface during the first quarter, 2011, albeit suffering in terms of progress due to inclement weather.  Work placing concrete operating floor slabs in the concentrator went better than expected. The use of the permanent natural gas system to supply temporary fuel to the

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concentrator was very beneficial.  The interior structural steel and placing of the two feeders in the reclaim Chamber went well in spite of the cold.  Subsequent to this the final concrete pour for the Reclaim Chamber was accomplished at the end of the quarter after a cold weather related hold-up of three weeks.   The First Nations contract doing base preparation in the concentrator was successfully completed.  A second First Nations contractor installed the permanent high bay lighting in the concentrator.  Some earthworks were done on the Tailings Line Corridor as weather allowed.

Underground construction saw the completion of all concrete in the Conveyor Transfer Chamber (CTC 1) as well as 80% completion of structural steel and mechanical erection.  The remedial activities centered around CTC 1, Conveyor Legs 1 and 2 were completed.  Concrete and remedial work in CTC 2 were well advanced by the end of the quarter.  Piping installation was completed in Leg 1 and was also well advanced in Leg 2.

The electrical crews continued reticulation of the underground 13.8 kV power including installation of a temporary 13.8 kV distribution line down the leg 4 decline and the commissioning of two substations, UG8 and UG9.  Crews also continued to provide power sources, communications and controls to a number of new development headings in the production areas as well as addressing the requirements of contract mining and raise bore drilling crews.  Design and permitting for the 138 kV power supply to the Main Substation continued with commissioning of the Main Substation anticipated in April.  Plans for alternative routing of the 13.8 kV power to the lower reaches of the mine (down a ventilation raise) were developed.

Maintenance planning and supervision staff made significant advancements with inventory management, primarily focusing on cataloguing existing parts inventories and identification and correction of deficiencies within the inventory, as well as expansion of stocks of critical and long-lead time items.  Mechanical crews continued to address a number of mobile equipment reliability issues, notably scoop and haul truck drivetrains.  Additional work was undertaken during the quarter to upgrade to automated fire suppression devices on several production units.

E.	EL MORRO PROJECT, ATACAMA REGION, CHILE

The Company’s 30% interest in the El Morro copper-gold project (held through its subsidiary) is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar. El Morro was acquired by the Company as part of the business combination with Metallica Resources Inc. on September 30, 2008. The project is a development stage asset initially managed under a shareholder agreement with Xstrata, the previous project operator and owner of a 70% interest.

On October 12, 2009, Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro copper-gold project. New Gold, through its 100% owned subsidiary Datawave held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced. On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million. The Company completed this transaction on February 16, 2010. A subsidiary of Goldcorp loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

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Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders’ Agreement. Under the revised Shareholders Agreement, Goldcorp (through its subsidiary) has agreed to fund 100% of Datawave’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes that the claim is without merit and intends to defend this action using all available legal avenues.

The Environmental Impact Assessment (“EIA”) necessary for the project permitting to proceed was received on March 16, 2011. The granting of the EIA facilitates commencement of construction activities by Goldcorp, and specific permits will be obtained during the course of project development. Goldcorp has commenced condemnation drilling, and subsequent exploration drilling will concentrate on in-fill drilling and sampling for metallurgical and geo-technical data.

The scientific and technical information in the above sections has been prepared under the supervision of Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

REVIEW OF FINANCIAL RESULTS

FIRST QUARTER 2011 COMPARED TO FIRST QUARTER 2010

Revenues increased by 68% or $69.6 million to $171.2 million when comparing the first quarter of 2011 to 2010. The increase was attributed to an increase in average realized prices(2) for gold, silver and copper to  $1,317 per ounce, $32.69 per ounce, and $4.19 per pound in the first quarter of 2011, respectively; compared to $1,079 per ounce, $17.08 per ounce and $3.39 per pound in the first quarter of 2010, respectively. Additionally, sales of gold ounces increased to 104,211 ounces compared to 80,020 ounces in the same prior year period and sales of silver ounces increased to 585,796 from 193,506 in the same prior year period.

Operating expenses increased from $51.9 million in 2010 to $70.7 million in the first quarter of 2011. The increase is attributed to an increase in mining rate and related production levels, an adverse impact of foreign exchange as the U.S. dollar has weakened to the Australian dollar and Mexican peso, and higher consumable prices.  2010 operating expenses have been adjusted to reflect IFRS policy to capitalize significant components.

Depreciation and depletion was $20.0 million for the first quarter of 2011 compared to $13.0 million for the first quarter of 2010 reflecting an increase in production and related depreciation expense on a unit of production basis, particularly at Cerro San Pedro.

For the three months ended March 31, 2011, New Gold had earnings from mine operations of $80.5 million compared with $36.8 million in the same prior year period.

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Corporate administration costs were $6.2 million in the first quarter of 2011 compared to $5.6 million incurred in the same prior year period.

Share-based compensation costs were $2.9 million and $1.9 million in first quarters of 2011 and 2010, respectively.

Exploration expense is $2.1 for the first quarter of 2011 relative to $1.8 in the same prior year period. The increase is primarily related to $1.1 million of exploration expense related to the Cerro San Pedro Sulphide project, offset by lower expensed exploration at Peak Mines relative to the same prior year period.

On July 1, 2010, the Company met the criteria for hedge accounting under International Financial Reporting Standards IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) for its gold hedge and fuel contracts. Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue. For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses. Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within Other Comprehensive Income.  On December 16, 2010, a portion of the gold hedge was moved from one counterparty to another where the underlying terms of the agreement were not materially changed.  This resulted in a de-designation and subsequent immediate re-designation of the hedge position.  On re-designation, the Company continued to meet the criteria for hedge accounting under the under IAS 39 in accounting for its gold hedge and fuel contracts.

For the three month period ended March 31, 2011, the Company’s Mesquite Mine realized losses of $7.6 million within revenues for settlement of three months of gold hedge contracts totaling 16,500 ounces. As a result of the increase in the spot price of gold from $1,406 per ounce to $1,439 per ounce between December 31, 2010 and March 31, 2011, the Mesquite Mine recognized$3.8 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within Other Comprehensive Income.

For the three month period ended March 31, 2011, the company recorded a fair value change of share purchase warrants and convertible debt generating a loss of $24.4 million relative to $10.1 million in the same prior year period.  This adjustment is a requirement under International Financial Reporting Standards to account for share purchase warrants and a portion of the convertible debt as a liability, which are then fair valued quarterly.  As the traded value of the New Gold share purchase warrants increases or decreases, a respective loss or gain is reflected on the financial statements.  This is also the case for the convertible debt which is fair valued using the black-scholes methodology.

During the first quarter of 2011, the Company had realized and unrealized gains on investments related to the mark to market of remaining Asset Backed Notes of $1.3 million as the credit quality of these notes continued to improve. This compares to a gain of $3.9 million for the same prior year period.  In the first quarter of 2011, all remaining Asset Backed Notes were disposed for $8.9 million.

As the Company’s creditworthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates. The prepay option on the senior secured notes which was fair valued at $5.3 million at March 31, 2011 generating an unrealized loss of $2.5 million for the quarter. The decrease in the fair value resulted from the gradual increase in interest rates over the quarter.

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This compares to a fair value gain of $1.9 million recognized in the same prior year period.  This is an accounting transaction and has no cash impact.

The Company recognized a foreign exchange gain of $3.1 million in the first quarter of 2011 compared to a gain of $1.4 million in the same prior year period. During the first quarter of 2011, the U.S. dollar weakened against the foreign currencies that the Company operates in. The Canadian and Australian dollars strengthened 4% and 5% respectively against the U.S. dollar since December 31, 2010. The foreign exchange gain arose due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold. Under International Financial Reporting Standards, the foreign exchange gain or loss related to US dollar functional currency entities is accounted for in the consolidated statement of operations. This includes the revaluation of all Canadian and Australian dollar denominated cash. The strengthening of these currencies generated a foreign exchange gain on this cash.  For entities that are not US dollar functional currency, any resulting foreign exchange gain or loss is accounted for in the cumulative translation account.  This is the case for the Canadian dollar denominated debt which is recoded at New Afton, a Canadian dollar functional currency entity.

Income and mining tax expense in the first quarter of 2011 was $20.1 million compared to $9.4 million in the same prior year period, reflecting an effective tax rate of 45% for the first quarter of 2011 relative to 42% in the same prior year period.  In the first quarter of 2011, the Company recorded an unrealized loss of $24.4 million related to the mark to market for share purchase warrants and convertible debentures. For tax purposes, this is considered a capital loss; however, a deferred tax benefit has not been recognized as the Company does not project to have any future capital gains against which the capital loss can be recorded.  This reduces earnings before tax without any offsetting tax benefit, resulting in 45% effective tax rate.  Ignoring the impact of this unrealized loss will result in an effective tax rate of 33% which is considered reasonable for the jurisdictions in which we are currently taxable.  Additionally, under IFRS, a deferred tax liability has been recorded relating to the foreign exchange temporary difference of translating non-monetary assets and liabilities at current exchange rates relative to historic rates.  The related deferred tax expense again causes the effective tax rate under IFRS to be higher than under Canadian GAAP as Canadian GAAP does not require a deferred tax asset or liability for such temporary differences.  The two noted reasons also cause the 2010 restated IFRS effective tax rate to be 42%, whereas it was 34% under Canadian GAAP.

For the three months ended March 31, 2011, New Gold had net earnings from continuing operations of $24.7 million, or $0.06 per basic share. This compares with net earnings from continuing operations of $13.0 million, or $0.03 per basic share in the same prior year period. In the first quarter of 2011, net earnings, including earnings from discontinued operations, was $24.7 million, or $0.06 per basic share. This compares with net earnings of $13.3 million, or $0.03 per basic share in 2010.

For the three months ended March 31, 2011, adjusted net earnings from continuing operations was $47.9 million or $0.12 per basic share, which increased from $17.9 million or $0.05 per basic share in the prior year period.  Net earnings has been adjusted inclusive the associated tax impact for the group of costs in “Other gains and losses” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed commercial paper and the

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embedded derivative in the senior secured notes.  Additionally, foreign exchange gain or loss and other non-recurring items are adjusted.  Of particular note, the fair value change of non-hedged derivatives (share purchase warrants and convertible debt) in the first quarter of 2011 was a loss of $24.4 million, relative to a loss of $10.1 million in the same prior year period.  Adjusting for of these items provides an improved measure to internally evaluate the underlying operating performance of the company as a whole for the reporting periods presented.  The adjusted entries are also adjusted for tax in the same manner as the underlying entries are unadjusted net earnings from continuing operations.  The tax impact on the fair value change of non-hedged derivatives is minimal in unadjusted net earnings from continuing operations, as is the reversal of tax on an adjusted basis.  This, in conjunction with other adjustments, also serves to normalize the adjusted effective tax rate which is approximately 31%, relative to reported effective tax rate of the 45%.

QUARTERLY INFORMATION
(tabular data in thousands of U.S. dollars, except per share amounts)
		IFRS				CGAAP
	2011	2010	2010	2010	2010	2009	2009	2009
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Gold sales (ounces)	104,211	116,964	89,692	82,401	80,020	106,475	77,645	52,890
Revenues	171,213	189,355	127,116	112,359	101,620	131,765	88,491	59,199
Net earnings (loss) from continuing operations	24,719	25,557	44,754	(26,006)	13,042	(2,295)	6,096	(199,304)
Earnings (loss) per share from continuing operations
Basic	0.06	0.15	0.11	(0.07)	0.03	(0.01)	0.02	(0.77)
Diluted	0.06	0.15	0.11	(0.07)	0.03	(0.01)	0.02	(0.77)
Net earnings (loss)	24,719	25,557	44,754	(36,197)	13,347	(7,650)	4,101	(202,846)
Earnings (loss) per share
Basic	0.06	0.12	0.11	(0.09)	0.03	(0.02)	0.01	(0.79)
Diluted	0.06	0.12	0.11	(0.09)	0.03	(0.02)	0.01	(0.79)

BALANCE SHEET REVIEW

A.	ASSETS

At March 31, 2011, New Gold held cash and cash equivalents of $520.2 million. This compares to $490.8  million held at December 31, 2010.  As at March 31, 2011, $330.1 million of the cash is held in Canadian dollars. Of the Company’s holdings, $159.4 million is held in Canadian federal and provincial treasury bills and $256.3 million in cash. The remainder is held in the following liquid forms: banker’s acceptances, term deposits, and guaranteed investment certificates.

B.	ASSET BACKED NOTES

All remaining AB Notes were disposed of in February for proceeds of $8.9 million (C$8.8 million) resulting in a gain on sale of $1.3 million.

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C.	GOLD HEDGE CONTRACTS

Under the terms of the term loan facility entered into by WMMI, as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, at the time of the agreement, the Company had executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability upon acquisition of Western Goldfields Inc. on May 27, 2009. As at March 31, 2011, the remaining gold contracts represent a commitment of 5,500 ounces per month for 45 months with the last commitment deliverable in December 2014 for a total of 247,500 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in IAS 39 and therefore were not designated as cash flow hedges. Accordingly, the period-end mark to market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under IAS 39. Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in Other Comprehensive Income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

On December 16, 2010, a portion of the gold hedges with two counterparties who had previously been lenders in the Mesquite project financing was moved to one of the new banks included in the Company’s revolving credit facility.  This resulted in a de-designation and subsequent immediate re-designation of the hedge position.  On re-designation, the Company continued to meet the criteria for hedge accounting under IAS 39 in accounting for its gold hedge and fuel contracts.  As such, the Company continues to account for the hedges in the same manner as it did prior to the change.

The remaining contracts were marked to market as at March 31, 2011 using the March 31, 2011 spot price of  $1,439 per ounce, resulting in a cumulative unrealized pre-tax loss of $147.5 million that has been disclosed as a liability and a pre-tax adjustment of $5.7 million to Other Comprehensive Income for the quarter ending March 31, 2011.

D.	LONG-TERM DEBT

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At March 31, 2011, the Company had $239.6 million in long-term debt compared to $229.9 million at December 31, 2010.

Long-term debt obligations are comprised primarily of senior secured notes and subordinated convertible debentures. The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a

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note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At March 31, 2011 the face value of the Notes totalled $192.4 million (Cdn$187.0 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company will be obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the note holders. The Company also has the option to prepay the Notes at a price ranging from 120% to 100% (decreasing rates based on the length of time the Notes are outstanding). At March 31, 2011 the redemption price was 110%, which is scheduled to decrease to 105% on June 28, 2011. These Notes are secured by the New Afton Project assets. Capitalized interest relating to the Notes was $5.0 million in the first quarter of 2011 compared to $4.5 million during the first quarter of 2010.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. At March 31, 2011, the aggregate principal of the Debentures was $56.6 million (Cdn$55.0 million). The Debentures are accounted for as compound financial instruments comprised of a liability and a derivative liability for the conversion option. At March 31, 2011, the carrying amount of the liability of $42.6 million will be accreted to the face value of the Debentures over their term to maturity. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Capitalized interest relating to the Debentures was $1.0 million in the first quarter of 2011 compared to $0.9 million during the first quarter of 2010.

On December 16, 2010, the Company entered into an agreement for a $150 million revolving credit facility with a syndicate of banks.  The amount of the Facility will be reduced by $50 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute.  However, the full $50 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period.   The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro project assets) and a pledge of certain subsidiary shares, has a term of three years with annual extensions permitted.  The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The credit agreement makes allowances to ensure that there shall not be a breach of any financial covenants solely from the change in the opening balance sheet balances as restated from GAAP to IFRS. Significant financial covenants are as follows:

Minimum tangible net worth	$1.38 billion + 25% of positive quarterly net income
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0

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Maximum leverage ratio (debt to EBITDA)	<3.0:1.0

The Company is in compliance with these covenants at March 31, 2011.

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate. For the first two quarters following the execution of the credit agreement fixed interest margins are applicable and depend on the currency and type of credit selected by the Company. Thereafter, the interest margins will be based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes). Based on Prime Rate, the interest rate at March 31, 2011 would be 5.5% if any funds had been drawn. The standby fee on undrawn amounts under the Facility is 0.875% through the first two full quarters following execution of the credit agreement, after which time it will range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio. If based on the Company’s current debt to EBITDA ratio, the standby fee would be 0.75%.

To the date of this MD&A, the Company has not drawn any funds under the Facility; however the Facility has been used to issue an A$10.2 million letter of credit related to Peak Mines’ reclamation obligation to the New South Wales government in Australia, an C$8.0 million letter of credit related to the New Afton reclamation obligation to the British Columbia government in Canada (resulting in the release to the Company by the British Columbia government of C$8.0 million in cash on deposit with a major Canadian bank), and the previously issued C$9.5 million letter of credit provided to B.C. Hydro for support of power and transmission construction work has been brought under the Facility.  At March 31, 2011, $121.4 million of the Facility remains unused.

New Gold’s wholly-owned subsidiary Western Goldfields Inc. had a $105.0 million term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine. The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allowed the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The gold hedge extends to the end of 2014 and the related security and covenants were released by the syndicate of banks on December 14, 2010 when New Gold entered in to the new revolving credit facility.  The gold hedge is now secured under the credit facility and shares in security, on a pari passu basis, with the new lenders.  One of the banks under the Facility replaced two of the original banking institutions as the hedge counterparty for a portion of the overall hedge under the same terms.  The hedge will remain in place until the hedge is monetized or delivered over this period at 5,500 ounces per month at $801 per ounce.

E.	DEFERRED INCOME AND MINING TAXES

The net deferred income tax liability decreased slightly from  $163.2 million on December 31, 2010 to $161.9 million on March 31, 2011 (March 31, 2010 - $306.0 million).

The current income tax liability increased from $31.4 million on December 31, 2010 to $38.2 million on March 31, 2011.  The change in the current income tax liability is a primarily a function of profitability, tax installment payments, and the impact of foreign exchange.

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F.	ASSET RETIREMENT OBLIGATION

Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mines and the New Afton development project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term portion of the liability at March 31, 2011 is $35.6 million compared to $34.2 million at December 31, 2010.  The increase relates to accretion and a negative foreign exchange impact.

NON IFRS MEASURE- ADJUSTED NET EARNINGS (ADJUSTED NET EARNINGS PER SHARE)

Adjusted net earnings is a non- GAAP financial measure which excludes the following from net earnings:

•	Fair value changes of embedded derivative in Senior secured notes
•	Gains (loss) on Fair Value Through Profit and Loss financial assets
•	Ineffectiveness of hedging instruments
•	Fair value changes of non-hedged derivatives
•	Gains (losses) on foreign exchange
•	Other non- recurring items

Management uses this measure to internally evaluate the underlying operating performance of the company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results of the underlying business of the Company.  While the adjustments to net earnings in this measure include items that are recurring, management believes that adjusted net earnings is a useful measure of the Company’s performance because the changes in fair value on embedded derivatives and non-hedged derivatives, gains/losses on FVTPL financial assets and foreign exchange and other non-recurring items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and FVTPL financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically

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evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non- GAAP measures used by the mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicatives of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non- GAAP measures to the most directly comparable IFRS measure.

RECONCILIATION OF NET EARNINGS TO ADJUSTED NET EARNINGS

	Three Months Ended March 31,
	2011	2010

Net earnings before taxes	44,818	22,478
Fair Value of embedded derivative in Senior Notes	2,454	(1,907)
Gains (loss) on FVTPL financial assets	(1,349)	(3,944)
Ineffectiveness on hedging instruments	1,827	-
Fair Value change of non-hedged derivatives	24,355	10,109
Gain (loss) on foreign exchanges	(3,115)	(1,368)
Other	226	1,722
Adjusted Net earnings before Tax	69,216	27,090
Unadjusted Tax	(20,099)	(9,436)
Add tax related to Other Gains and Losses	(1,220)	236
Adjusted Tax	(21,319)	(9,200)
Adjusted Net earnings	47,897	17,890
Adjusted EPS	0.12	0.05

NON-IFRS MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION

New Gold reports total cash cost(1) on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning under IFRS. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of total cash cost (1) per ounce of gold sold to the financial statements:

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Three months ended March 31,
2011		2010
Operating expenses from continuing operations	70,716	51,886
Operating expenses from discontinued operations	-	-
Treatment and refining charges on concentrate sales	2,352	2,324
By-product copper and silver sales	(36,321)	17,637)
Non-cash adjustments	(41)	836
Total cash cost	36,706	37,409
Ounces of gold sold	104,211	80,020
Total cash cost(1) per ounce of gold sold	352	467

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2011, the Company had cash and cash equivalents held by continuing operations of $520.2 million compared  $490.8 million at December 31, 2010. These balances exclude $9.0 million at December 31, 2010 and March 31, 2011, the reclamation deposit for the Mesquite Mine, which is included in Reclamation Deposits and Other on the balance sheet. The change in cash in the three month period to the end of 2011 was attributed to the following key items:

▪
Strong cash flows from gold sales at the Company’s Mesquite, Peak Mines and Cerro San Pedro operating mines which benefited from prevailing average market gold and silver prices of  $1,384 and  $31.66 per ounce during the quarter;

▪	Project spending at the New Afton project for the quarter ended March 31, 2011 of $44.6 million;

▪
Value from the strengthening of the Canadian dollar compared to the U.S. dollar, which has increased the U.S. dollar value of the Company’s cash and cash equivalents held in Canadian dollars (approximately $330 million) to fund New Afton construction.

The Company’s cash and cash equivalents are either held in cash or invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment. The surplus corporate funds are only invested with approved government or bank counterparties.

As at March 31, 2011, the Company had working capital of  $507.2 million. In the opinion of management, the working capital at March 31, 2011, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. Based on our current cash balance it is expected that the Company’s existing cash will be sufficient to fully fund the construction of the New Afton, El Morro and Richfield projects. However, this could change if any further acquisitions or external growth opportunities are realized.

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During the quarter ended March 31, 2011, the Company had positive operating cash flows from continuing operations of $50.5 million and invested a total of  $57.2 million in mining interests, including $2.6 million at the Mesquite Mine, $1.2 million at the Cerro San Pedro Mine, $8.6 million at the Peak Mines, $44.6 million at the New Afton project and $0.2 million at other projects.

LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Copper will become increasingly important when the New Afton and El Morro projects are completed, which is expected in 2012 for New Afton and at a later date for El Morro.  In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, Cerro San Pedro Mine Sulphides, and Rio Figueroa in Chile. Internal growth will focus on the New Afton and El Morro projects, as well as Richfield upon completion; however there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company considers expansion opportunities through mergers and acquisitions.

Capital expenditures for 2011 are expected to be approximately $416.0 million with approximately $9.0 million allocated to the Mesquite Mine, $12.0 million to the Cerro San Pedro Mine, $45.0 million to the Peak Mines, $292.0 million (including capitalized interest) to the continued development of New Afton, $57 million for El Morro and $1.0 million for corporate expenditures.

At the end of the first quarter the Company has significant cash and cash equivalents balance of $520.2 million with almost 64% of the funds in Canadian dollars in order to fund the significant spending on New Afton during the period from 2011 to mid-2012. There is a general expectation from economists and market observers that the Canadian dollar will continue to remain strong compared to the U.S. dollar over the mid-term and during the construction phase at New Afton.  As a result, we believe holding significant Canadian dollar cash and cash equivalents balance is a prudent position in order to protect against any increase in the Canadian dollar during this period of significant spending at New Afton. Management believes the Company will not need external financing to complete its major development projects and will continue to seek opportunities to effectively utilize its cash funds. Based on our current cash balance it is expected that the Company’s existing cash will be sufficient to fully fund the construction of the New Afton, El Morro and Richfield projects.

The Company expects it will not need external financing to repay its remaining debt in 2014 and 2017 and the El Morro carried funding loan with Goldcorp will be repaid directly out of the Company’s share of cash flows from El Morro. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

OUTLOOK

The prevailing volatility in financial markets and increasing concern towards sovereign deficits and debt levels have proved beneficial for precious metals, while copper has remained relatively strong, supported by demand from China and other emerging markets and restricted mine supply. Gold increased to  $1,439 per

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ounce at the end of the first quarter of 2011 from $1,116 at March 31, 2010 and  $1,406 at December 31, 2010. Silver increased to  $37.87 at the end of the first quarter of 2011, compared to $17.48 and $30.63 per ounce at March 31, 2010 and December 31, 2010 respectively. The average gold and silver prices for the first quarter of 2011 were $1,384 and $31.66 per ounce, compared to the quarter ended March 31, 2010 when prices averaged $1,109  and $16.92 per ounce respectively. Copper prices declined slightly from  $4.34 per pound at December 31, 2010 to  $4.26 per pound at March 31, 2011. Copper averaged $4.38 per pound during the quarter compared to  $3.28 per pound in the first quarter of 2010.  Key factors influencing the price of gold include currency rate fluctuations and the relative strength of the U.S. dollar, the supply of, and demand for, gold and macroeconomic factors such as the level of interest rates and inflation expectations. Management anticipates that the long term economic environment is likely to remain positive with respect to precious metals and for gold in particular, and believes the prospects for the business are favorable. The Company has not hedged foreign exchange rates and metal prices with the exception of the gold hedge mandated by the Mesquite project financing. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks, gold hedge monetization and other transactions. Based on the Company’s current cash balance it is expected that existing cash will be sufficient to fully fund the construction of the New Afton project. In addition, New Gold is not required to fund any of the development capital for the El Morro project, as under the agreement with Goldcorp the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of the El Morro project’s distributable cash flows.  As at March 31, 2011 the interest rate on New Gold’s share of the capital funded by Goldcorp has been locked in at 4.58%, based on the 7 year U.S. treasury bond yield plus 1.87%, as per the Company’s funding agreement with Goldcorp.

The New Afton project remains on schedule to start commercial production in mid-2012.  The Company looks forward to production commencing as New Afton is expected to contribute significantly to New Gold’s current portfolio of assets.  As a low-cost operation, New Afton should meaningfully expand the Company’s operating margin and cash flow generation.

New Gold’s 2011 guidance for gold production remains 380,000 to 400,000 ounces while total cash cost(1) reduces to $390 to $410 per ounce of gold sold, net of by-product sales, compared to $430 to $450 per ounce at the beginning of the year.

Mine	Forecast 2011 Gold Production (ounces)	Forecast 2011 Total Cash Cost(1)
Mesquite Mine	145,000 – 155,000	$660 - $680
Cerro San Pedro Mine	135,000 – 145,000	$90 - $110
Peak Mines	90,000 – 100,000	$410 - $430
Total	380,000 – 400,000	$390 - $410

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The decrease in total cash cost(1) is driven by the continued strength of the silver price and significant impact it is having on total cash cost(1) at Cerro san Pedro where New Gold is expected to produce between 1.9 and 2.1 million ounces of silver in 2011.

Assumptions used in the 2011 forecast include silver and copper prices of $33.00 per ounce and $4.00 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of 1.00, 1.00 and 11.50 to the U.S. dollar, respectively.  The oil price is assumed to be $105 per barrel.

COMMITMENTS

The Company has entered into a number of contractual commitments related to purchases of equipment with long lead times or critical pieces of mining equipment related to the New Afton project. At March 31, 2011, these commitments totaled $91.3 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines. At March 31, 2011, these commitments totaled  $17.3 million and are expected to be paid over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but if reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

A.	EL MORRO TRANSACTION

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro copper‐gold project. New Gold believes the claim is without merit and intends to defend this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim.

B.	CERRO SAN PEDRO MINE

New Gold owns 100% of the Cerro Sand Pedro Mine through the Mexican Company, MSX.

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On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine.  PROFEPA’s order followed  a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006.  The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process. The latest injunction was received on October 4, 2010.

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS.  That ruling effectively reestablishes the validity of the mine’s 2006 EIS.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation the Cerro San Pedro Mine.

C.	MESQUITE MINE

New Gold and its subsidiary Western Mesquite Mines, Inc. (“WMMI”) have been named as defendants under the California Labor Code, Private Attorneys General Act 2004 alleging breaches of employment regulations at the Mesquite Mine.  The primary claims relate to allegations of unpaid overtime wages, non-compliant first and second meal periods, non-compliant rest breaks and penalties for willful failure to pay all wages due upon termination of employment.  The complainants are seeking certification of the matter as a class action.

New Gold is working to analyze and respond to the claims in a timely and appropriate manner.  New Gold cannot accurately predict the scope of the claims or their likely outcome at this time but does not believe the claims will have a material effect on the financial conditions or future operations at the Mesquite Mine.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Certain directors and officers of New Gold are also directors of a company to which the Company pays royalties in the normal course of business. Royalty payments were $3.0 million for the quarter ended March 31, 2011 (2010- $1.4 million). At March 31, 2011, the Company had $1.7 million included as accrued liabilities related to this company (December 31, 2010 - $2.1 million). These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also a director of the company that purchased from New Gold an interest in the El Morro project.

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RISK FACTORS

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included in this document and the Company’s audited consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, asset backed commercial paper, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to our audited consolidated financial statements, and Annual Information Form filed from time to time on SEDAR at www.sedar.com.

FINANCIAL RISK MANAGEMENT
A.	CREDIT RISK

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily comprised of cash and cash equivalents, investments and accounts receivable. Credit risk is primarily associated with trade receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at March 31, 2011 is not considered to be high. The Company’s maximum exposure to credit risk at March 31, 2011, is as follows:

(U.S. dollars in thousands)	March 31,	December 31,
	2011	2010
	$	$

Cash and cash equivalents	520,169	490,754
Trade receivables	29,542	11,929
Investments	-	7,533
Reclamation deposits and other	24,553	31,295
	574,264	541,511

The aging of accounts receivable at March 31, 2011 was as follows:

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(U.S. dollars in thousands)						March 31,	December 31,
	0-30	31-60	61-90	91-120	Over 120	2011	2010
	days	days	days	days	days	Total	Total
	$	$	$	$	$	$	$

Mesquite mine	160	1	1	4	253	419	442
Cerro San Pedro	2,641	460	82	749	300	4,232	3,798
Peak Mines	19,064	-	-	1	16	19,081	3,176
New Afton	4,542	-	-	4	-	4,546	3,581
Corporate	1,264	-	-	-	-	1,264	932
	27,671	461	83	758	569	29,542	11,929

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”) in respect of the operations and closure liabilities of the Mesquite Mine. At March 31, 2011, the Company had $9.0 million in the account. In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating. The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners. As a result of federal and state laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk. During 2009, AIG has been working through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury. The U.S. Department of the Treasury has a majority stake in the equity of AIG, which owns Chartis. Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company and in December 2010 announced that they had signed a definitive recapitalization agreement with the government in the U.S.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows, however, there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide. The Company has five customers (2010, five customers) that account for approximately 95% (2010, 94%) of the concentrate and doré sales revenue.

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Metal sales		Three Months ended March 31,
Customer	2011	2010
	$	$
1	95,026	40,060
2	27,288	21,690
3	18,480	17,977
4	15,888	9,981
5	5,821	5,704
Total	162,503	95,412
% of total metal sales	95%	94%

B.	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage.

The following are the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statement of financial position.

(U.S. dollars in thousands)					March 31,	December 31,
	Less than			After	2011	2010
	1 year	1-3years	4-5 years	5 years	Total	Total
	$	$	$	$	$	$
Trade and other
payables	76,975	-	-	-	76,975	72,006
Long-term debt	-	-	56,595	192,423	249,018	243,307
Interest payable on
long-term debt	22,072	44,144	39,872	28,864	134,952	131,857
Gold contracts	40,718	77,976	28,760	-	147,454	153,375
	139,765	122,120	125,227	221,287	608,399	600,545

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

C.	CURRENCY RISK

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

Page | 35

i.	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii.	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:
				March 31, 2011
(in thousands)	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	328,145	18,857	2,847	154
Trade and other Receivable	5,858	19,081	4,194	-
Prepayment option	5,225	-	-	-
Trade and other Payables	(30,795)	(23,091)	(35,707)	-
Reclamation and closure cost obligations	(3,630)	(13,904)	(9,644)	-
Share purchase warrants	(145,857)	-	-	-
Conversion option on convertible debt	(37,510)	-	-	-
Share award units	(6,338)	-	-	-
Long-term debt	(227,766)	-	-	-
Gross balance sheet exposure	(112,668)	943	(38,310)	154
				December 31,2010
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	331,948	41,254	5,224	11
Investments	7,533	-	-	-
Accounts receivable	4,556	3,176	3,063	39
Reclamation deposit	8,043	-	-	-
Prepayment option	7,679	-	-	-
Accounts payable and accruals	(24,458)	(24,415)	(34,003)	-
Reclamation and closure cost obligations	(3,655)	(13,618)	(8,421)	-
Share purchase warrants	(125,936)	-	-	-
Conversion option on convertible debt	(29,429)	-	-	-
Share award units	(3,294)	-	-	-
Long-term debt	(221,832)	-	-	-
Gross balance sheet exposure	(48,845)	6,397	(34,137)	50

iii.	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

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A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) from the financial instruments presented by the amounts shown below.

	March 31,	December 31,
(in thousands)	2011	2010
	$	$

Canadian dollar	(11,267)	(4,885)
Australian dollar	94	640
Mexican peso	(3,831)	(3,414)
Chilean peso	15	5
	(14,989)	(7,654)

D.	INTEREST RATE RISK

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. The revolving credit facility interest is variable, however the facility is undrawn at March 31, 2011.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $3.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

E.	COMMODITY PRICE RISK

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including:

▪	the strength of the U.S. economy and the economies of other industrialized and developing nations;
▪	global or regional political or economic crises;
▪	the relative strength of the U.S. dollar and other currencies;
▪	expectations with respect to the rate of inflation;
▪	interest rates;
▪	purchases and sales of gold by central banks and other holders;
▪	demand for jewelry containing gold; and
▪	investment activity, including speculation, in gold as a commodity.

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The Company has acquired gold contracts which mitigate the effects of price changes and designated these contracts as an accounting cash flow hedge effective July 1, 2009.  At March 31, 2011, the Company had remaining gold forward sales contracts for 247,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 45 months.

In the first quarter of 2011, the Company’s revenues and cash flows were impacted by the variation in copper prices in the range of $4.13 and $4.62 per pound. There is a time lag between the time of shipment for copper and final pricing, and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of March 31, 2011, working capital includes copper concentrate receivables totaling 2.4 million pounds. A $0.10 change in the copper price would have an impact of $1.0 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in Gold, Copper and Silver prices would increase the Company’s net earnings whereas an increase in fuel or share award unit prices would decrease the Company’s net earnings. A 10% change in prices would impact the Company’s net earnings before taxes from continuing operations and Other Comprehensive Income before taxes as follows:

	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	13,725	31,536	8,248	29,796
Copper price	1,636	-	1,375	-
Silver price	1,911	-	331	-
Fuel price	1,201	-	729	565
Share purchase warrants	14,586	-	3,925	-
Conversion option on convertible debt	5,607	-	1,572	-
Share Award Unit	634	-	107	-

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F.	ENVIRONMENTAL RISK

The Company is and will be subject to environmental regulation in Australia, Mexico and the United States where it operates, as well in Canada and Chile where it has development properties.  In addition the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

 Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

CONTRACTUAL OBLIGATIONS

(U.S. dollars in thousands)		Payments due by period
Contractual obligations	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
Long-term debt	249,018	-	56,595	-	192,423
Interest payable on long-term debt	134,951	22,072	44,144	39,872	28,863
Operating Leases and Other Commitments	192,940	134,390	43,963	14,587	-
Asset retirement obligations	55,701	1,342	1,823	1,424	51,112
Total contractual obligations	632,610	157,804	146,526	55,882	272,398

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures. The Notes, which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At March 31, 2011, the face value of the Notes totaled $192.4 million (Cdn$187.0 million) with remaining interest payable totaling $125.1 million (Cdn$121.6 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of

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the noteholders. The Company also has the option to prepay the Notes at a premium ranging from 110% to 101% (decreasing rates based on the length of time the Notes are outstanding). These Notes are secured on the New Afton project assets and do not have recourse to other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At March 31, 2011, the aggregate principal of the subordinated convertible debentures was $56.6 million (Cdn$55.0 million) with remaining interest payable totaling $9.9 million (Cdn$9.6 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

OUTSTANDING SHARES

As at May 3, 2011, there were 400,962,643 common shares of the Company outstanding. The Company had 11,749,382 stock options outstanding under its share option plan, exercisable for 11,749,382 common shares. In addition, the Company had 56,986,032 common share purchase warrants outstanding exercisable for 56,986,032 common shares.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s complete accounting policies are described in Note 2 to the consolidated annual financial statements for the year ended March 31, 2011

A.	INVENTORIES

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

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Estimates of recoverable gold  and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).  Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The recovery of gold and silver from the leach pad is not known until the leaching process has concluded.

In-process inventory represents materials that are currently in the process of being converted into finished goods.  The average production cost of finished goods represents the average cost of in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

B.	MINING INTERESTS

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.  Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition.  The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off. Exploration costs incurred to the date of establishing that a property is economically recoverable are expensed.  Further development expenditures are capitalized to the property.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in income from operations.

The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGUs”), with each operating mine and development project representing a separate CGU.  If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use.

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The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased.  If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

C.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment.  These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

D.	INCOME TAXES

The Company uses the liability method of accounting for income taxes.  Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.  Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the deferred tax liabilities for the tax effect of such differences.

Current tax for each taxable entity is based on the local taxable income at the local statutory rate enacted or substantively enacted at the statement of financial position date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  A reduction in respect of the benefit of a deferred tax asset (a valuation allowance) is recorded against any deferred tax asset if it is not more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

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E.	REVENUE RECOGNITION

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. These types of adjustments can have a material impact on revenues.

F.	LONG TERM INCENTIVE PLANS

As part of its long-term incentive plans, the Company has established an employee stock option plan Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

The Company has also established a share unit award plan that results in future cash payments to the holder of share unit awards as a long-term incentive plan.  As the Company is required to settle this award in cash based on the market price of the Company’s common shares, the Company recognizes a provision based on the vesting of the awards.  The provision is recorded at fair value and changes in the fair value of the award are included in compensation expense.

POLICIES USED IN ANNUAL FINANCIAL STATEMENTS

As described below, the Company’s current interim financial statements are its first financial statements prepared using IFRS. These interim financial statements were prepared using the accounting policies the Company expects to adopt in its December 31, 2011 annual financial statements. In preparing the Company’s first annual financial statements the Company is required to use the standards in effect as at December 31, 2011, which may differ from the policies the Company currently expects to adopt and use in the current interim financial statements. Differences may arise as a result of new standards being issued, with an effective date of December 31, 2011 or prior, before the preparation of the Company’s December 31, 2011 annual financial statements. Accordingly, to the extent that new standards are issued with an effective date of December 31, 2011 or prior the accounting policies used in the Company’s current interim financial statements would differ from those used in the company’s annual December 31, 2011 financial statements. A change in the accounting policies used may result in material changes to the Company’s reported financial position, results of operations and cash flows.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 is effective for annual periods

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beginning on or after January 1, 2013. The Company has not early adopted IFRS 9 and is currently evaluating the impact on its financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011, as the date International Financial Reporting Standards (“IFRS”) would replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises. As a result, the Company has prepared its current interim consolidated financial statements using IFRS accounting policies, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company’s financial statements for the year ending December 31, 2011 will be its first annual financial statements that comply with IFRS.

The transition to IFRS had a significant impact on the Company’s consolidated balance sheets and statements of comprehensive income. The impact on the January 1, 2010 opening balance sheet under IFRS compared to the December 31, 2009 balance sheet under Canadian GAAP was a $255.9million decrease in the equity balance. Please refer to Note 25 of the consolidated interim financial statements for the reconciliations between IFRS and Canadian GAAP for the balance sheets at January 1, March 31, and December 31, 2010, and for the statements of comprehensive income for the three months ended March 31, 2010 and for the year ended December 31, 2010.  Reconciliations between IFRS and Canadian GAAP for the statements of cash flows for the three months ended March 31, 2010 and the year ended December 31, 2010 are provided in Note 25; however, the actual cash flows of the Company were not affected by the transition to IFRS.

The following discussion highlights the impact of significant differences between Canadian GAAP and IFRS on the Company’s consolidated financial statements:

A.	MINING INTERESTS

IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) allows an entity to initially measure an item of property, plant and equipment on transition to IFRS at fair value on the transition date and use that fair value as its deemed cost. Please refer below for further details on the IFRS 1 exemptions elected by the Company.

Under IFRS 1, the Company elected to measure the New Afton project at fair value on transition to IFRS. The Company calculated the fair value of the project using a discounted cash flow methodology. Under Canadian GAAP, the estimates of future cash flows used to test the recoverability were on an undiscounted basis.

The write-down of the project to its fair value on the date of transition resulted in a $327.6 million decrease in mining interests, a decrease in deferred tax liabilities of $81.2 million, with an offsetting adjustment of $246.4 million to the deficit balance in the January 1, 2010 balance sheet. The use of the fair value as deemed cost election resulted in setting a new historical cost base of the property from which potential future impairment losses and reversals will be measured.

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B.	FINANCIAL INSTRUMENTS

The transition to IFRS resulted in presentation and measurement differences for the Company’s share purchase warrants and convertible debentures. Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values, with changes in fair values being included in the income statement.  Under Canadian GAAP, all the Company’s outstanding share purchase warrants were classified and accounted for as equity. The January 1, 2010 balance sheet adjustment was an increase in derivative liabilities of $29.8 million, a reduction in share purchase warrants included in equity of $138.8 million, an increase in deferred tax liabilities of $11.9 million, a reduction in common shares of $0.8 million, with a net adjustment of $97.9 million to the deficit balance. The impact of this difference on the Company’s income statement for the year ended December 31, 2010, was an unrealized loss on derivative liabilities of $92.6 million and a $3.5 million foreign exchange loss.

Under IFRS, the conversion option of the Company’s convertible debentures does not meet the criteria for equity classification and accordingly, is treated as a derivative liability that is measured at fair value on initial recognition. Under Canadian GAAP, the conversion option was classified as equity in the Company’s balance sheet. Under IFRS, the conversion option derivative is re-measured at fair value at each balance sheet date, while under Canadian GAAP the equity component was not re-measured. The impact of this difference on the Company’s January 1, 2010 balance sheet was an increase in derivative liabilities of $7.7 million, a decrease in equity component of convertible debentures of $21.6 million, an increase in deferred tax liabilities of $2.6million, with an offsetting adjustment to the deficit balance of $ 11.3million. The impact of this difference on the Company’s income statement for the year ended December 31, 2010, was an unrealized loss on derivative liabilities of $20.8 million.

Due to the Company’s election of the IFRS 1 exemption for business combinations (see below), the initial recognition and subsequent measurement of the debt portion of the convertible debentures was unchanged on transition to IFRS.

C.	FOREIGN CURRENCY TRANSLATION

IFRS does not have the concept of group functional currency and requires a separate functional currency assessment for each entity within the consolidated group. Under Canadian GAAP, all the Company’s entities had U.S. dollar functional currencies.

Under IFRS, the Company is continuing with U.S. dollar functional currencies for all entities, with the exception of the New Afton project. The Canadian dollar was determined to be the functional currency for New Afton under IFRS.

This difference resulted in an $8.7 million increase in mining interests, an increase in deferred tax liabilities of $2.2 million, with an offsetting adjustment to the deficit balance of $6.5 million in the Company’s January 1, 2010 balance sheet.

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The impact of this difference was a $13.9 million decrease in unrealized foreign exchange loss in the Company’s income statement for the year ended December 31, 2010.

D.	DECOMMISSIONING LIABILITIES (RECLAMATION AND CLOSURE COST OBLIGATIONS)

IFRS requires provisions to be updated at each statement of financial position (balance sheet) date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP required the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

This difference resulted in different discount rates being applicable for IFRS purposes than the discount rates used for Canadian GAAP. Accordingly, the Company was required to recalculate its reclamation and closure cost obligations and related asset amounts on transition. In performing the calculations, the IFRS 1 elective exemption for decommissioning liabilities was applied (see IFRS 1 below).

The impact on the January 1, 2010 balance sheet was an increase in reclamation and closure cost obligations of $4.9 million, an increase in mining interests of $4.3 million, with an offset to the deficit balance of $0.6 million. The impact on the December 31, 2010 balance sheet was an increase in reclamation and closure cost obligations of $8.5 million.

E.	PROPERTY, PLANT AND EQUIPMENT

IFRS requires identifying and measuring the cost of significant individual components of assets which have different useful lives than the core asset. Significant components are then separately depreciated based on their individual useful lives.

The impact on the January 1, 2010 balance sheet was a decrease in mining interests of $2.5 million, a decrease in deferred tax liabilities of $0.7 million, with an offset to the deficit balance of $1.8 million.

The impact on the Company’s income statement for the year ended December 31, 2010 was a reduction in operating expenses of $3.5 million and an increase in depreciation and depletion of $2.5 million.

F.	REVERSAL OF IMPAIRMENT LOSS

Under IFRS, previous impairment losses recognized must be reversed where circumstances have changed such that the impairments have reduced (other than for impairments of goodwill, which are not reversed). Reversals of impairment losses were not permitted under Canadian GAAP.

The Company increased the carrying value by $51.9 million for the Amapari property to reverse an impairment charge that was recognized in 2008. The increase resulted in an impairment reversal to the fair value of the property, less estimated costs to sell, at January 1, 2010.  When the property was sold in the second quarter of 2010, the $51.9 million was reversed, and offset against the gain on sale recognized for Canadian GAAP purposes.

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G.	DEFERRED TAXES

IFRS requires a deferred tax asset or liability to be recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using the historical exchange rates. Under Canadian GAAP, a deferred tax asset or liability was not recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets and liabilities of integrated foreign operations. As a result of this difference, an adjustment was required to increase deferred tax liabilities by $23.2 million, with an offset to the deficit balance at January 1, 2010.

Under Canadian GAAP, a deferred tax asset was not recognized on the disposition of the AB Notes, as it was assumed there was no future source of capital gains. Under IFRS, due to the deferred tax liability recognized on the warrants (refer to the financial instruments discussion in section B above), a deferred tax asset was required to be recognized on disposition of the notes.  The impact on the January 1, 2010 balance sheet was a decrease in deferred tax liabilities of $9.5 million, with an offsetting adjustment to the deficit balance.

IFRS 1 Exemptions

IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.  A summary of the exemptions elected by Company is as follows:

i)	Business combinations

IFRS 1 provides an option to not restate business combinations that occurred prior to the transition date or to only restate business combinations that occurred after a designated date prior to the transition date. The Company elected to apply this exemption to all business combinations that occurred prior to January 1, 2010. As a result, all prior business combinations were accounted for as they were under Canadian GAAP, and there was no impact on the Company’s opening balance sheet as a result of this election.

ii)	Fair value as deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (e.g. a fair value determined through a business combination or initial public offering). This elective exemption can be applied on an individual asset basis.

The Company elected to measure the New Afton project at January 1, 2010 at fair value and use that fair value as its deemed cost. Please refer to section A above for further details on the impact of this election on the Company’s opening balance sheet.

iii)	Cumulative translation account (“CTA”)

IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude

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translation differences arising from prior to the date of transition to IFRS. The Company elected to apply this exemption, and accordingly reset the CTA to zero on transition to IFRS. Please refer to section C above for further details on the impact on the Company’s opening balance sheet.

iv)	Decommissioning liabilities

Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1 - Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity determines its decommissioning liabilities at the transition date, discounts the liabilities back to the dates when they first arose using management’s best estimate of the historical risk-adjusted discount rates, and depreciates these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets.  The Company elected to apply this exemption on transition to IFRS. Please refer to section D above for further details on the impact on the Company’s opening balance sheet.

v)	Share-based payment

IFRS 1 encourages, but does not require a first time adopter to apply IFRS 2 – Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

The Company elected this exemption and as a result, applied IFRS 2 retrospectively for only share-based payments that were granted after November 7, 2002 and had not vested at the date of transition. There was no impact on the Company’s opening balance sheet as a result of this election.

vi)	Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 - Borrowing Costs (“IAS 23”) as an alternative to full retrospective application. Under these provisions, an entity may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 to qualifying properties for which the commencement date for capitalization is January 1, 2010 or later. There was no impact on the Company’s opening balance sheet as a result of this election.

CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the

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end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

B. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“IFCR”) is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

▪	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

▪
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

▪
Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth in the Internal

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Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2010. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

C. CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

ENDNOTES

1.
“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by gold ounces sold to arrive at the total cash cost per ounce sold. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS.

2.	Average realized price per ounce of gold sold is a non-IFRS financial measure which:
▪	excludes from revenues unrealized gains and losses on non-hedge derivative contracts; and,
▪	includes revenues from the Amapari Mine which has been presented as a discontinued operation.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED

AND INFERRED MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian disclosure standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this document, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this document, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price levels and volatility in the spot and forward markets for commodities; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently does or may in the future carry on business; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; significant capital requirements; impact of any hedging activities; taxation; additional funding requirements; loss of key employees; diminishing quantities or grades of reserves; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; and competition. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as other risks discussed under the heading "Risks Factors" included in New Gold's latest Annual Information Form filed on www.sedar.com and this MD&A for the quarter ended March 31, 2011, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this document are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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